Special Meeting of Shareholders

  A special meeting of shareholders at the offices of the administrator for the funds, BISYS Fund Services, 3435 Stelzer Road,
  Columbus, Ohio 43219, on November 1999, for the following purposes:

       1.   A proposal to approve an Agreement
  and Plan of Reorganization (the
            "Plan")  for each Fund,  and the
  transactions  contemplated  thereby,
            which  include (a) the transfer of
  all of the assets of Sefton  Equity
            Value Fund,  Sefton Small Company
  Value Fund,  Sefton U.S.  Government
            Fund, and Sefton  California  Tax-
  Free Fund (each, a "Target Fund") to
            Kayne Anderson Rising  Dividends
  Fund, Kayne Anderson Small Cap Rising
            Dividends Fund and Kayne Anderson
  Intermediate Total Return Bond Fund
            and  Kayne  Anderson
  Intermediate   Tax-Free  Bond  Fund  (each,
  an
            "Acquiring  Fund"),  respectively,
  in  exchange  for  shares  of  the
            corresponding  Acquiring  Fund,
  and the  assumption by each Acquiring
            Fund of stated  liabilities of the
  corresponding  Target Fund, (b) the
            distribution  of  shares  of  the
  corresponding   Acquiring  Fund  to
            shareholders  of each Target Fund,
  and, for the Sefton Small  Company
            Value Fund shareholders only, (c)
  the immediate increase to $3 billion
            as the maximum market
  capitalization of small cap companies in which
            the Sefton Small Company Value
  Fund may invest.


       2.   Any other business that properly
  comes before the meeting.



            SHAREHOLDERS  OF EACH TARGET
FUND
  WILL VOTE SEPARATELY ON THE PLAN
FOR
            THAT TARGET FUND. Only
  shareholders of record at the close of
  business
            on October  14, 1999 (the  Record
  Date),  will be entitled to receive
            this notice and to vote at the
  meeting.